Exhibit 4.89

Dated	2020

Brooge Petroleum & Gas Investment Company FZE

- and -

Al Brooge International Advisory LLC

DEED OF AGREEMENT

Matter ref    160754/000010

DUBLIB01/FULLERCH/272744

Hogan Lovells (Middle East) LLP

19th Floor, Al Fattan Currency Tower, Dubai International Financial Centre, PO Box 506602, Dubai,

UAE

This Deed of Agreement is made on 21st April 2020

Between:

(1)	Brooge Petroleum & Gas Investment Company FZE, a company incorporated and regulated in accordance with the laws of the Fujairah Free Zone Authority under commercial registration no. 13-FZC-1117, whose registered office is at P.O. Box 50170,Fujairah Free Zone, United Arab Emirates (“BPGIC”); and

(2)	Al Brooge International Advisory LLC, a company incorporated under the laws of the United Arab Emirates, having its registered office at PO Box 29939, Abu Dhabi, United Arab Emirates (the “BIA”),

(together, the “Parties”),

Whereas:

(A)	The Parties entered into an agreement (the “Offtake Agreement”) dated 1 August 2019, whereby BPGIC leased to BIA the entire 399,324 cubic metres of storage capacity (the “Original Storage Capacity”) of Phase 1 of its oil storage facility located in Fujairah on the terms set out therein.

(B)	The Parties have agreed that BIA shall release and assign back to BPGIC the sole and exclusive right to use and lease to its customers on any terms it shall decide in its absolute discretion the BPGIC Allocated Storage on a staggered basis on the terms set out in this Deed of Agreement.

It is agreed:

1.	Definitions

In this Deed, unless the context otherwise requires, the provisions in this Clause 1 shall apply:

“BPGIC Allocated Storage” means the Initial Allocated Storage and the Subsequent Allocated Storage;

“BPGIC Usage Period” has the meaning given in Clause 4.1;

“Dispute” has the meaning given in Clause 13;

“Effective Date” shall mean 28 April 2020;

“Initial Allocated Storage” means an aggregate of 61,072 cubic metres of storage capacity, comprising two tanks of 30,536 cubic metres storage capacity each;

“Initial Term” has the meaning given in Clause 4.1;

“Offtake Agreement” has the meaning given in Recital (A);

“Original Storage Capacity” has the meaning given in Recital (A);

“Rules” has the meaning given in Clause 14.1; and

“Subsequent Allocated Storage” means an aggregate of 67,928 cubic metres of storage capacity;

2.	BPGIC Allocated Storage

2.1	With effect from the Effective Date, BIA agrees and confirms that BPGIC shall have the sole and exclusive right to use and lease to its customers on any terms it shall decide in its absolute discretion the Initial Allocated Storage for the BPGIC Usage Period.

2.2	With effect from 8 May 2020, BIA agrees and confirms that BPGIC shall have the sole and exclusive right to use and lease to its customers on any terms it shall decide in its absolute discretion the Subsequent Allocated Storage for the rest of the BPGIC Usage Period.

3.	Release of Obligations and Liabilities

3.1	The Parties agree to release each other from all undischarged obligations owed to the other under the Offtake Agreement in respect of (i) the Initial Allocated Storage for the duration of the BPGIC Usage Period and (ii) the Subsequent Allocated Storage with effect from 8 May 2020 for the rest of the BPGIC Usage Period.

4.	Term and Termination

4.1	The Parties agree that this Deed of Agreement shall commence on the Effective Date and terminate on 8 November 2020 (the “Initial Term”) provided that with the mutual written approval of the Parties, the Initial Term may be extended by a further [6 calendar months]. The Initial Term, including any extension agreed pursuant to this Clause 4.1 shall be referred to as the “BPGIC Usage Period”.

4.2	Following termination of this Deed of Agreement pursuant to Clause 4.1, the BPGIC Allocated Storage shall once again form part of Original Storage Capacity and with effect from the date of termination of this Deed of Agreement, BPGIC shall return the BPGIC Allocated Storage to BIA and the terms of the Offtake Agreement shall be construed accordingly.

5.	Continuity of Offtake Agreement

Save as provided in this Deed of Agreement in respect of the BPGIC Allocated Storage, the Parties confirm that the terms of the Offtake Agreement shall remain in full force and effect.

6.	Further Assurance

Each Party must, and must ensure that any necessary third party will, execute all documents and do all acts and things as may reasonably be required to give full effect to the provisions of this Deed of Agreement.

7.	Entire Agreement

This Deed of Agreement and the Offtake Agreement contain the entire agreement and understanding of the Parties and supersede all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Deed of Agreement and the Offtake Agreement.

8.	Variation

No variation, supplement, deletion or replacement of or from this Deed of Agreement or any of its terms shall be effective unless made in writing and signed by or on behalf of each Party.

9.	Invalidity

If a provision of this Deed of Agreement is found to be illegal, invalid or unenforceable, then to the extent it is illegal, invalid or unenforceable, that provision will be given no effect and will be treated as though it were not included in this Deed of Agreement, but the validity or enforceability of the remaining provisions of this Deed of Agreement will not be affected.

10.	Costs

Each Party must bear its own costs and expenses in relation to the negotiation, preparation, execution and implementation of this Deed of Agreement.

11.	Counterparts

This Deed of Agreement may be entered into in any number of counterparts and any Party may enter into this Deed of Agreement by executing any counterpart. A counterpart constitutes an original of this Deed of Agreement and all executed counterparts together have the same effect as if each Party had executed the same document.

12.	Third Party Rights

A person who is not a party to this Deed of Agreement has no right under the contracts to enforce this Deed of Agreement.

13.	Governing Law

This Deed of Agreement and any dispute, difference, controversy or claim arising out of or relating to this Deed of Agreement including the negotiation, existence, validity, invalidity, enforceability, breach or termination thereof regardless of whether the same shall be regarded as contractual or not (a “Dispute”), shall be governed by the federal laws of the United Arab Emirates and the law of the Emirate of Fujairah.

14.	Jurisdiction

14.1	Any Dispute shall be referred to and finally resolved by arbitration under the DIFC-LCIA Arbitration Centre Rules (the “Rules”) which (save as modified by this Clause 14) are deemed to be incorporated by reference into this Clause 14. Capitalised terms used in this Clause 14 and not otherwise defined in this Deed of Agreement have the meanings given to them in the Rules.

14.2	The seat, or legal place, of arbitration shall be the Dubai International Financial Centre, Dubai, United Arab Emirates.

14.3	The number of arbitrators shall be three. The claimant shall nominate one arbitrator and the respondent shall nominate one arbitrator, in each case in accordance with the Rules. The third arbitrator, who will act as a chairperson of the arbitral tribunal, shall be nominated jointly by the two co-arbitrators, provided that if the third arbitrator has not been so nominated within 30 Business Days of the time-limit for service of the response, the third arbitrator shall be appointed by the LCIA Court.

This Deed of Agreement has been executed and delivered on the date stated at the beginning of it.

Executed as a deed of agreement by	)
Brooge Petroleum & Gas	)
Investment Company FZE	)

Executed as a deed of agreement by	)
Al Brooge International Advisory	)
LLC	)